UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Daphne Zohar

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,099,3101)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,099,310(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,099,310(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, 155,520 options to purchase shares Common Stock held by PureTech Health LLC and 216,208 warrants to purchase shares of Common Stock held by PureTech Health LLC.

2.

This percentage is calculated based upon 72,214,287 shares of common stock outstanding of Gelesis Holdings, Inc. (the “Issuer”) as of January 13, 2022, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2022.

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,099,310(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,099,310(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,099,310(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes 16,727,582 shares of Common Stock of the Issuer held by PureTech Health LLC, 155,520 options to purchase shares Common Stock held by PureTech Health LLC and 216,208 warrants to purchase shares of Common Stock held by PureTech Health LLC.

2.

This percentage is calculated based upon 72,214,287 shares of common stock outstanding of the Issuer as of January 13, 2022, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2022.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of common stock, $0.0001 par value (“Common Stock”) of Gelesis Holdings, Inc., a Delaware Corporation, whose principal executive office is located at 501 Boylston Street, Suite 6102, Boston, Massachusetts 02116. The Common Stock is listed on the New York Stock Exchange under the ticker symbol “GLS.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

a) This Schedule 13D is being filed by PureTech Health LLC (“PureTech Health”), a limited liability company organized under the laws of Delaware, and PureTech Health plc (“PureTech Health plc”), a public limited company organized under the laws of the United Kingdom (collectively, the “Reporting Persons”).

(b) The principal business address of PureTech Health and PureTech Health plc is 6 Tide Street, Suite 400, Boston, MA 02210.

(c) PureTech Health is a limited liability company organized under the laws of the State of Delaware and PureTech Health plc is a public limited company organized under the laws of the United Kingdom. Each Reporting Person is a biotechnology company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

Business Combination

On January 13, 2022 (the “Closing Date”), Capstar Special Acquisition Corp., a Delaware corporation (“CPSR”), CPSR Gelesis Merger Sub, Inc., a Delaware corporation, and wholly-owned subsidiary of CPSR (“Merger Sub”), and Gelesis, Inc., a Delaware corporation (“Old Gelesis”), consummated the previously-announced business combination (the “Merger” or “Business Combination”) pursuant to the business combination agreement, dated July 19, 2021, as amended on November 8, 2021 (the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Old Gelesis, with Old Gelesis surviving the merger as a wholly-owned subsidiary of CPSR. In connection with the consummation of the Merger on the Closing Date, CPSR changed its name to Gelesis Holdings, Inc. (“New Gelesis” or the “Issuer”).

As a result of the Merger and upon the Closing Date, among other things, each common share of Old Gelesis that was issued and outstanding immediately prior to the effective time of the Merger, after giving effect to the conversion of all preferred shares of Old Gelesis into common shares of Old Gelesis immediately prior to the effective time, was canceled and converted into the right to receive a number of shares of New Gelesis Common Stock equal to an exchange ratio of approximately 2.59 multiplied by the number of common shares of Old Gelesis held by such holder immediately prior to the effective time. In addition, (a) all vested and unvested stock options of Old Gelesis were assumed by New Gelesis and (b) each warrant of Old Gelesis was cancelled in exchange for a warrant to purchase shares of New Gelesis, in each case based on an implied equity value of $675,000,000 as of the Closing.

In the Business Combination, PureTech Health received (i) 13,408,937 shares of Common Stock in exchange for its Old Gelesis common stock and preferred stock, (ii) 155,520 New Gelesis common stock options in exchange for its Old Gelesis stock options and (iii) 216,208 warrants to purchase shares of Common Stock of New Gelesis in exchange for its Old Gelesis warrants. Also, pursuant to the terms of the Business Combination Agreement, former holders of Old Gelesis common shares, preferred shares, stock options and warrants received the right to acquire their pro rata portion of an aggregate of 23,483,250 additional shares of Common Stock (the “Earn-Out Shares”), which will vest in the event the price per share of the Common Stock exceeds certain thresholds for any 20 trading days within any 30-trading day period on or prior to January 13, 2027 or upon certain change of control transactions. PureTech Health received 4,526,622 Earn-Out Shares.

PIPE Investment

On the Closing Date, concurrently with the closing of the Business Combination, certain investors (the “PIPE Investors”), including PureTech Health, purchased from the Issuer an aggregate of 9,000,000 shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share, pursuant to separate subscription agreements entered into and effective as of July 19, 2021 (each a “Subscription Agreement”). PureTech Health purchased 1,500,000 PIPE Shares for a purchase price of $15.0 million.

Backstop Agreement

On December 30, 2021, the CPSR entered into a Backstop Agreement (the “Backstop Agreement”) with the purchasers party thereto (the “Backstop Purchasers”), including PureTech Health, pursuant to which the Backstop Purchasers agreed to purchase an aggregate of up to 1,500,000 Shares immediately prior to the Closing at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of up to $15.0 million, which amount, when added to the proceeds from the PIPE financing, was expected to ensure that the minimum cash condition to closing the Business Combination was satisfied. In accordance with the terms and conditions of the Backstop Agreement, the Backstop Purchasers purchased 744,217 shares immediately prior to Closing for an aggregate purchase price of $7.4 million, of which 496,145 shares were purchased by PureTech Health for an aggregate price of $5.0 million (the “Backstop Purchase Shares”). In addition, subject to the terms and conditions of the Backstop Agreement, at the closing of the sale of the shares purchased by the Backstop Purchasers, the Company issued to the Backstop Purchasers an additional 1,983,750 Shares, of which 1,322,500 were issued to PureTech Health (the “Backstop Sponsor Shares,” and collectively with the Backstop Purchase Shares, the “Backstop Shares”).

PureTech Health obtained the funds for the purchase of the PIPE Shares and the Backstop Purchase Shares from its working capital.

Item 4. Purpose of Transaction

The information contained in Item 1 and Item 3 above is herein incorporated by reference.

The shares of Common Stock reported in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the shares of the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting

Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above.

Based on the 72,214,287 shares of the Issuer’s common stock outstanding as of January 13, 2022 (as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2022), the Common Stock held by the Reporting Persons constitutes 23.6% of the outstanding shares of Common Stock of the Issuer.

PureTech Health plc, may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech Health.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to (i) the 16,727,582 shares of Common Stock held directly by PureTech Health LLC, (ii) the 155,520 options to purchase shares Common Stock held by PureTech Health LLC and (iii) the 216,208 warrants to purchase shares of Common Stock held by PureTech Health LLC.

(c) The information contained in Items 1, 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer

On the Closing Date, Raju Kucherlapati, a director of PureTech Health plc, was elected to the Board of Directors of the Issuer. As a director of the Issuer, Mr. Kucherlapati may have the ability to affect and influence control of the Issuer until such time of his resignation.

Amended and Restated Registration and Stockholder Rights Agreement

On the Closing Date, the Issuer, and certain stockholders of the Issuer (including certain former stockholders of Old Gelesis, including PureTech Health), entered into an amended and restated registration and stockholder rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the stockholders party thereto (i) agreed not to effect any sale or distribution of any of their equity securities of the Issuer subject to the Registration Rights Agreement for 180 days after the Closing Date, other than pursuant to certain exceptions described therein and (ii) were granted certain registration rights with respect to their Common Stock, as described below.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of shares of Common Stock held by certain holders of Common Stock, including PureTech Health, and certain other securityholders of the Issuer (such shares, the “Registrable Securities”) under the Registration Rights Agreement within 45 days of the closing of the Business Combination. Up to once in any twelve-month period, the stockholders party to the Registration Rights Agreement may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $20 million. The Registration Rights Agreement also provides the stockholders party thereto customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

PIPE Shares Subscription Agreement

Additionally, pursuant to the Subscription Agreements, the Issuer granted certain registration rights to the PIPE Investors with respect to the PIPE Shares. Pursuant to such registration rights, the Issuer has agreed to file a registration statement with the SEC to register the resale of the PIPE Shares within forty-five calendar days after the Closing Date.

Backstop Agreement

Additionally, pursuant to the Backstop Agreement, the Issuer granted certain registration rights to the Backstop Purchasers with respect to the Backstop Shares. Pursuant to such registration rights, the Issuer has agreed to file a registration statement with the SEC to register the resale of the Backstop Shares within forty-five calendar days after the Closing Date.

Pursuant to the Backstop Agreement, each Backstop Purchaser agreed that the Backstop Sponsor Shares, but not the Backstop Purchase Shares, will be subject to the lock-up and transfer restrictions set forth in the Registration Rights Agreement.

The foregoing descriptions of the Registration Rights Agreement, the Subscription Agreements and the Backstop Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, the form of Subscription Agreement and the Backstop Agreement, each of which is filed as an exhibit hereto and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among PureTech Health LLC and PureTech Health plc.

2.	Amended and Restated Registration and Stockholder Rights Agreement, dated as of January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 20, 2022).

3.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-4, originally filed on August 10, 2021).

4.	Backstop Agreement, dated as of December 30, 2021, by and among Capstar Special Purpose Acquisition Corp. and the other parties listed as Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 3, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022

PURETECH HEALTH LLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

PURETECH HEALTH PLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

PURETECH HEALTH PLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of PureTech Health plc are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with PureTech Health plc and (ii) the business address of each director and executive officer listed below is 6 Tide Street, Suite 400, Boston, MA 02210.

Name	Position with Reporting Person	Principal Occupation	Citizenship

Daphne Zohar	Chief Executive Officer and Director	Chief Executive Officer	United States of America

Raju Kucherlapati	Director	Professor, Harvard Medical School	United States of America

John LaMattina	Director	Pharmaceutical Executive	United States of America

Robert Langer	Director	Professor, Massachusetts Institute of Technology	United States of America

Kiran Mazumdar-Shaw	Director	Founder and Chairperson, Biocon limited	India

Marjorie Scardino	Director	Executive	United Kingdom

Christopher Viehbacher	Chairman and Director	Managing Partner, Gurnet Point Capital	United States of America

Joseph Bolen	Chief Scientific Officer	Chief Scientific Officer	United States of America

Bharatt Chowrira	President, Chief Business, Legal and Operating Officer and Director	President, Chief Business, Legal and Operating Officer	United States of America

Eric Elenko	Chief Innovation Officer	Chief Innovation Officer	United States of America

George Farmer	Chief Financial Officer	Chief Financial Officer	United States of America

Julie Krop	Chief Medical Officer	Chief Medical Officer	United States of America

Schedule II

The business and operations of PureTech Health LLC are managed by the executive officers and directors of its parent entity, PureTech Health plc, set forth on Schedule I attached hereto.